Filed by Duke Energy Corporation
                                                    Commission File No. 1-4928
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934

                                           Subject Company: Deer Holding Corp.
                                                 Commission File No. 132-02302

Rev: June 21
For 'More Top Story' on DE Portal Page


Anderson to Cinergy Senior Leaders: It's About Culture

On June 16, Duke Energy CEO Paul Anderson addressed Cinergy's top 150 leaders during a meeting in Erlanger, Ky.

"I believe very firmly that culture is what it's all about," Anderson told the group. "It's not just `culture is important,' it's 'culture is everything.'"

Anderson said that early on, as the two companies began merger discussions, a major factor that drove Duke Energy's interest was similarities in the cultures -- as much as other issues.

Anderson mentioned that both Duke and Cinergy have built teams with similar philosophies, developed vision statements reflecting similar objectives and values, and have a strong focus on safety.

"The convergence of cultures is going to be much more important than anything else," he said. "At the end of the day, the company we create will start with a group of assets, but it will end with whatever we make of those assets and wherever we take the businesses. And it's going to be the culture that's going to do that."

Anderson also reviewed the Duke Energy Charter. "If there's one thing I ask you to read and understand, it would be this. It puts on one card everything that's important to Duke Energy" - our purpose, our imperatives, values, and measures of success. "It's also everything that's important about the way I will try to contribute to building an organization and what I think is important for the management team.

"Managers who are leaders will make these words real and alive. They'll walk the talk, demonstrate the values and drive the company going forward.

"Safety has got to be at the top of anything you do. We can't put enough emphasis on safety," he said.

Anderson also answered several questions from the group. Highlights follow.

Value Proposition
Anderson said the merger is not the end-all-be-all with regard to the value of the DUK currency. The merger will contribute to the value of our currency and will cause us to rethink strategy and priorities. But there are a lot of other things that are driving the value of DUK, he said. The merger will give the combined company a more sustainable platform in the electric business, and more freedom and flexibility to examine whether the gas business belongs with electricity or should be a stand-alone operation. The merger will also strengthen the merchant operations of both companies, including adding fuel and generation diversity.


Post-Merger Competitive Horizon
"I think our principal competition is going to be Exelon. I see a power operation that will in some ways be a lot like Exelon and competing with Exelon to be the consolidator in this industry," Anderson said. A related example in another industry: Bank of America versus Chase. Other companies offer potential but Exelon stands out, he said.

Investor Reaction to Cinergy Merger
The biggest reaction was surprise, Anderson said. While Duke Energy had talked about doing a transaction, Cinergy was not on the radar screen of investors. Investors are also reassessing what this means to the investment objectives they had. For some, they invested in Duke Energy during its turnaround. So this is a natural time for some investors to assess their position. "We could see some rotation of shareholders, as a result. In general, they're starting to understand the rationale. The more they understand, the better they seem to feel."

Biggest Synergies
The biggest synergies will come from merging the generation fleet, Anderson said. The mix of fuel, location, types of plants, and dispatch flexibility, for example, are going to give more freedom to address emission requirements, cost, flexibility and other issues.

Public Policy on Environmental Stewardship
While Duke and Cinergy differ on specific approaches to addressing global climate change (Anderson supports a carbon tax; Rogers advocates a cap-and-trade approach), the philosophies are similar, Anderson said. "If industry isn't proactive, what we end up with could be ugly." Describing action that has already been taken, Anderson noted that Ontario has instituted a zero coal-fired generation approach by 2007. On a recent visit to Toronto, Anderson flew over a coal plant that had already been shut down, its massive coal pile removed from the site. "Industry needs to be at the table," he said. "We must be part of the solution."

Business Plan That Reflects Carbon Constraints
In response to whether the business plan for the combined company should reflect carbon constraints, Anderson responded, "Yes, it absolutely should." Is that a risk or opportunity? "It's both a risk and opportunity. The more we can drive the agenda, the more we can make it an opportunity. The more we sit back and wait for someone to make the rules, the more the risk."

Cinergy CEO Jim Rogers said both he and Anderson are meeting one-on-one with the top 20-30 leaders of their respective companies to get additional perspective on the future. Those discussions began last week.

Rogers is scheduled to participate in the Aug. 16 Open Forum at Duke Energy with Paul Anderson as executive host.


                                     * * *

                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                       Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.